News Release

Dynasty Gaming and Shanda Interactive Entertainment

Sign LOI to Negotiate Software Licensing

Montreal, Canada and Shanghai, PRC…..6 June 2007….. Dynasty Gaming Inc. (TSXV: “DNY”; OTCBB: “DNYFF”) today announced that it has signed a Letter of Intent (“LOI”) with Shanda Interactive Entertainment Ltd., (NASDAQ: “SNDA”) China’s leading interactive entertainment media company. This LOI will facilitate an exchange of information between the two companies, leading to the licensing of Dynasty’s MahjongMania software by Shanda. In addition, the LOI will allow for the exploration of ways Dynasty and Shanda might jointly pursue China’s online gaming market. Shanda is one of the largest game operators in China with online game revenues of U.S. $65.3 million for the first quarter of 2007.

“Shanda represents the biggest online game operator in China and we are in a position to provide leading-edge software for an online version of Mahjong, China’s most widely played game,” stated Albert Barbusci, Dynasty’s chief executive. “The licensing of our Mahjong software to Shanda will be an important addition to their product mix and it will represent a major advance in our China business strategy.”

“Dynasty’s Mahjong software is impressive,” stated Tianqiao Chen, Chairman and Chief Executive of Shanda. “We are excited about the opportunity to discuss several ways to work with Dynasty going forward.”

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this news release.

Forward-looking Statements
This press release contains certain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

About Dynasty Gaming Inc.
In cooperation with Beijing-based 95Joy, Dynasty Gaming, through its wholly owned subsidiaries, is aggressively pursuing agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary Mahjong software.

Success to date includes the establishment of a relationship with Beijing Junnet Science and Technology Company Limited (www.junnet.cn), one of the largest prepaid card distributors in China, for the marketing and distribution of prepaid cards for accessing a play-for-points version of Mahjong on sites in China. Dynasty has also entered into a formal agreement with Sohu.com Inc. (www.sohu.com), one of China’s most widely used interactive online sources for information, entertainment and communications incorporating a leading portal with more than 100 million registered users.

Dynasty’s relationship with Sun Media Investment Holdings Ltd. (www.chinasunmedia.com), China’s largest privately owned multi-media provider, represents a powerful channel through which to create enhanced awareness of an online version of Mahjong, a national sport in China. An agreement with Las Vegas From Home.com Entertainment Inc. (www.lvfh.com) allows Dynasty to provide all of its marketing channel partners with its own Mahjong game together with LVFH’s full suite of popular Asian-style specialty games. Competition for seats at a World Cup of Mahjong event to be held in Macau, PRC, will serve as an incentive for a large universe of players.

Dynasty Gaming’s 92.3 million common shares, issued and outstanding, are widely held by Canadian and U.S. investors. Full information on Dynasty Gaming can be found at www.dynastygaming.com and at SEDAR (www.sedar.com) under Dynasty Gaming Inc.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

About AGORACOM Investor Relations
Investors are asked to visit http://www.agoracom.com/IR/DynastyGaming, the Dynasty Gaming IR Hub, where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to DNY@agoracom.com, where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

For additional information contact:

Albert Barbusci	Thomas Walsh
Dynasty Gaming Inc.	Alliance Advisors, LLC
(514) 288-0900 Ext. 224	(646) 415-8321